Exhibit 99.1

ParaZero Has Enabled Precedent-Setting Light UAS Operator Certificate Approval in Denmark

The light UAS operator certificate (LUC) approval allows for self-authorized cross-border drone operations throughout the European Union without additional approval required

Tel Aviv, Israel, Jan. 26, 2024 (GLOBE NEWSWIRE) -- ParaZero Technologies Ltd. (Nasdaq: PRZO) (the “Company” or “ParaZero”), an aerospace company focused on drone safety systems for commercial drones and urban air mobility aircraft, announced today it has facilitated one of its customers in obtaining the first-ever light uncrewed aircraft system (“UAS”) operator certificate (“LUC”) in Denmark.

The LUC is an organizational approval certificate granted by the European Union Aviation Safety Agency (EASA), which is an agency of the European Union (EU) with responsibility for civil aviation safety, that allows for cross-border operations throughout the EU without additional approval(s) required, enabling flight operations to be self-authorized by the LUC holder anywhere throughout EASA member states. Additionally, the LUC holder may operate a variety of UAS platforms under one single approval, offering a quantum change in the efficiency of drone aerial services, while maintaining safe operating conditions. The ParaZero SafeAir parachute system was utilized throughout the LUC application process to enable a broader range of advanced flight permissions, including operations over people, considered to be a highly sought-after flight permission.

Boaz Shetzer, Chief Executive Officer of ParaZero, commented “We are delighted to once again assist our customers in obtaining the essential approvals required for operating in their preferred settings. To date, we have contributed to enabling a significant number of global approvals for commercial UAS operations and are committed to continuing our role in facilitating the growth and expansion of the drone industry through enabling approvals for complex operations around the world.”

“This achievement marks the culmination of a two-year engagement with the Danish Civil Aviation and Railway Authority, and now offers our customer a single approval that provides access to an EU market of over half a billion customers,” commented Aaron Gliner, ParaZero’s Director of Business Development & Regulation.

ParaZero’s SafeAir is a UAS parachute recovery system that mitigates flight risks autonomously. The SafeAir system is equipped with integrated sensors that continuously monitor and analyze the drone’s flight patterns to identify any indications of a critical failure. When triggered, the SmartAir Pro™, ParaZero’s onboard computer, responds with an instantaneous activation of the SafeAir system. The system cuts power to the drone, alerts people on the ground with an audible alarm, and deploys a lightweight parachute, bringing the drone down to the ground in a safe, controlled descent.

About ParaZero Technologies

ParaZero (https://parazero.com/ ) is a world-leading developer of autonomous parachute safety systems for commercial drone and urban air mobility (UAM) aircraft. Started in 2014 by a passionate group of aviation professionals and drone industry veterans, ParaZero designs smart, autonomous parachute safety systems designed to enable safe flight operations overpopulated areas and beyond-visual-line-of-sight (BVLOS).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, ParaZero is using forward-looking statements when it discusses its commitment to continuing our role in facilitating the growth and expansion of the drone industry through enabling approvals for complex operations around the world. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s final prospectus (Registration No. 333-265178) dated July 26, 2023. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. ParaZero is not responsible for the content of third-party websites.

Investor Relations Contact:

Michal Efraty
Investor Relations, Israel
+972-(0)52-3044404
michal@efraty.com

ParaZero Technologies Ltd. | 30 Dov Hoz, Kiryat Ono, Israel 5555626
P: +972-36885252 | E: contact@parazero.com | F: +972-3-688-5246